                        MANAGEMENT SERVICES AGREEMENT

     This Management Services Agreement (this "Agreement"), dated March   ,
1999, is entered into by and between Infusion Capital Partners, L.L.C., a Delaware limited liability company ("Infusion"), and Premier Concepts, Inc., a Colorado corporation ("Premier").

     In consideration of the mutual covenants of the parties set forth in this Agreement, the parties, intending to be legally bound, agree as follows:

     1. Purpose; Exclusivity. Premier hereby engages Infusion, as an independent contractor of Premier, to provide the services required pursuant to Section 3 throughout the Term (defined below), on the terms and subject to the conditions set forth herein. Premier shall not engage or employ any third party to provide during the Term, or compensate in any form any third party for providing during the Term, any services to be provided by Infusion hereunder.

     2. Term. The period during which Infusion shall provide services to Premier hereunder shall commence on the date hereof and continue until December 31, 1999 (the "Term"); provided, however, prior to the expiration of the Term, (a) Infusion may terminate this Agreement in accordance with Sections 9 or 12 and (b) Premier may terminate this Agreement in accordance with Section 13. The Term of this Agreement shall renew from year to year commencing January 1, 2000, with Infusion's compensation to be agreed upon by the parties, and in the event the Second Funding (defined below) does not occur the Term of this Agreement shall renew on terms and conditions to be determined by the parties.

     3.   Services of Infusion
          --------------------

          3.1  Throughout the Term, Infusion shall:

               (i) Identify and arrange for an entity determined by Infusion (the "First Investor") to invest $220,768.75 to purchase 353,230 shares of Premier's common stock, which shall constitute 19.9% of the issued and outstanding shares of Premier's common stock (immediately prior to such investment) at the price of $5/8 ($.625) per share (the "First Funding"), as more particularly described in and subject to the terms and conditions of a Stock Purchase Agreement mutually satisfactory to Premier and the First Investor executed contemporaneously with this Agreement (the "First Stock Purchase Agreement");

               (ii) If requested by Premier at any time within the six (6) month period after the First Funding, identify and arrange, as soon as is reasonably practicable (but in no event more than thirty (30) days) after such request, for an entity or individuals determined by Infusion (which entity may be the First Investor or any assignee(s) of Infusion, the "Second Investor") to invest the difference between $500,000 and the amount of the First Funding to purchase shares of a new series of convertible preferred stock (the "Second Funding"), as more particularly described in and subject to the terms and conditions of a Stock Purchase Agreement mutually satisfactory to Premier and the Second Investor executed contemporaneously with this Agreement (the "Second Stock Purchase Agreement");

               (iii) Supervise the financing and use of proceeds contemplated by the First Stock Purchase Agreement and the Second Stock Purchase Agreement;

               (iv) Coordinate the drafting of an analytical document for distribution by Premier to broker-dealers and supervise public relations relating to the distribution of such analytical document; and

               (v) Provide strategic, operational and investment banking advice, including, without limitation, presenting other financing (debt and equity) opportunities to Premier and assisting Premier in structuring and negotiating the terms of other financing opportunities Premier desires to pursue, whether the opportunity was presented to Premier by Infusion or by a third party (with Infusion's compensation to be determined by the parties in connection with any such other financing).

          3.2 Except for arranging the First Funding and the Second Funding (which shall be performed in accordance with certain terms regarding dates of closing), Infusion shall provide the services and render advice pertaining to the matters set forth above at Infusion's initiative, if and when determined by Infusion, or upon reasonable request by Premier. With reasonable advance notice from Premier, an employee or representative of Infusion shall use reasonable efforts to participate (whether in person or by teleconference) in strategic planning sessions of Premier's management and Board of Directors. It is understood and acknowledged by the parties, however, that the value of Infusion's services and advice is not readily quantifiable and not necessarily in proportion to the amount of time devoted to performing services, and Infusion shall not be obligated to spend any specific amount of time to the rendering of any services hereunder.

          3.3 Nothing in this Agreement shall require Premier to request that Infusion perform any particular service at any particular time or require Infusion to undertake any duties beyond the scope of the services required by this Section 3. Premier specifically acknowledges that Infusion shall not be providing legal, tax or accounting services.

          3.4 Infusion makes no representation or warranty and gives no guaranty or assurance as to the number of financing opportunities it may present to Premier, the desirability of any opportunities presented (including, without limitation, the First Funding and the Second Funding), the success of Premier in negotiating or agreeing on the terms of any financing, the financial or other performance of any financing or the tax or accounting treatment of any financing or terms thereof. All decisions relating to financings by Premier (including whether to pursue an, what offer to make or accept, what agreement to enter into and the like), even if based on the advice of Infusion, shall be the sole responsibility of Premier.

     4.   Compensation
          ------------

          4.1 In consideration for services rendered by Infusion pursuant to this Agreement, Premier shall:

               (i) Pay Infusion the sum of $50,000, $25,000 of which Infusion shall be entitled to upon signing this Agreement ($10,000 of which will be paid upon such signing and the balance of which will be paid in 3 consecutive monthly installments of $5,000 each, with such payments to be made on the 15th day of the month) and the remaining $25,000 of which Infusion shall be entitled to upon and subject to the Second Funding ($10,000 of which will be paid upon the Second Funding and the balance of which will be paid in 3 consecutive monthly installments of $5,000 each, with such payments to be made on the 15th day of the month); and

               (ii) Upon and subject to the Second Funding, issue Infusion as an additional financing fee a warrant in the form of Exhibit A hereto to purchase 50,000 shares of Premier's common stock at the price per share equal to$5/8 ($.625), which warrant shall be exercisable on a cashless basis for a period of 3 years from issuance and may be assigned by Infusion in whole or in part.

          4.2 In the event the Second Funding does not occur, Infusion's cash compensation and the number of shares under Infusion's warrant will be reduced in proportion to the amount by which the First Funding is less than $500,000, and Premier shall issue such warrant promptly following the expiration of the six (6) month period during the which the Second Funding may be requested by Premier and upon Infusion's failure to require the Second Funding thereafter as provided in Section 6.8.

          4.3 Each payment to Infusion under this Agreement shall be delivered to 1601 Market Street, Suite 2450, Philadelphia, Pennsylvania 19103, or such other address as Infusion may designate from time to time, in the form of a check made payable to the order of "Infusion Capital Partners, L.L.C."

     5. Expenses. In addition to other payments due to Infusion pursuant to this Agreement, Premier shall reimburse Infusion for all reasonable, out-of-pocket expenses incurred by Infusion relating to its services rendered pursuant to this Agreement (including, but not limited to, legal fees and costs, travel and lodging, on-line research, printing and postage for bulk mailings). Premier shall be entitled to receive a copy of invoices, receipts and other documentation evidencing the incurrence of such an expense by Infusion. Such payment shall be made in accordance with
Section 4.3 within 30 days of invoice.

     6. Representations, Warranties and Covenants of Premier. Premier makes the following representations, warranties and covenants to Infusion:

          6.1 Premier has the corporate power and authority to execute and deliver this Agreement and to perform all of Premier's obligations as set forth in this Agreement, and Premier has obtained any and all necessary approvals relating to such execution, delivery or performance (except for the stockholder approval referred to in Section 6.7).

          6.2 This Agreement has been duly executed and delivered by Premier and constitutes a valid and binding obligation, enforceable against Premier in accordance with its terms. The execution, delivery and performance of this Agreement by Premier do not violate, breach or contravene the provisions of (i) any charter document, agreement or document, by which Premier or any of its assets is bound, (ii) any judgment, decree, order, ruling of any judicial or arbitral body or any regulatory or other governmental commission, agency or body having jurisdiction over Premier or any of its assets or (iii) any applicable law.

          6.3 All information provided or made available to Infusion by or on behalf of Premier will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. If during or after the Term Premier becomes aware of any fact or circumstance which gives Premier a reasonable basis for believing that information previously provided or made available to Premier contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements were made, Premier shall make prompt written disclosure to Infusion of such fact or circumstance.

          6.4 All projections provided or made available to Infusion by or on behalf of Premier will have been prepared in good faith by Premier (or by a third party acting on behalf of Premier and reasonably believed by Premier to be competent as to the tasks performed) and will be based upon assumptions that were reasonable in light of the circumstances under which they are made.

          6.5 In rendering its services hereunder, Infusion will, with Premier's authorization, be using and relying on information provided or made available by Premier (and additional information available from public or other sources) without independent verification (such as an independent appraisal of assets of Premier). Infusion will not be responsible or liable for, and Premier will indemnify and hold harmless Infusion from any claim or action challenging or questioning, the accuracy or completeness of any information provided or made available by Premier.

          6.6 Premier's representations and warranties made in this Agreement are true and correct as of the execution of this Agreement and shall remain true and correct in all material respects throughout the Term.

          6.7 Premier shall solicit and use its best efforts to obtain stockholder approval for the Second Funding (and any related transactions) on the terms of the Second Stock Purchase Agreement (and on such other terms as may be reasonably requested by Infusion or the Second Investor) prior to Premier's filing of its report on Form 10-K for its fiscal year ended January 31, 1999. Premier shall obtain Infusion's advance approval, which shall not be unreasonably withheld, of any materials to be distributed or filed, and of any action to be taken, with respect to such approval.

          6.8 Premier grants Infusion the option to require, and Infusion may require, if Premier does not request Infusion to arrange the Second Funding within the six (6) month period after the First Funding, Premier to obtain the stockholder approval described in Section 6.7 and accept the Second Funding within thirty (30) days thereafter (subject to satisfaction of the conditions contained in the Second Stock Purchase Agreement).

     7. Certain Conditions Precedent. The infusion's obligations hereunder, including, without limitation, its obligation to arrange the First Funding and the Second Funding, are subject to the satisfaction or waiver, as of the applicable date(s) of performance by Infusion, of the following conditions:

          7.1 Premier shall have taken all actions and proceedings required in connection with the transactions contemplated hereby to be consummated at or prior to such date(s), and all necessary consents, authorizations, approvals, filings and notices with respect to the transactions contemplated by this Agreement (including, without limitation, those required to grant Infusion the preemptive rights herein) shall have been obtained, made or given by Premier.

          7.2 The applicable parties shall have entered into the First Stock Purchase Agreement, the Second Stock Purchase Agreement, the E-Commerce Services Agreement (between Premier and MeridianTelesis, LLC), the Registration and Anti-Dilution Agreements (between Premier and each of Infusion and the First Investor) and all other agreements contemplated hereby or thereby.

          7.3 Premier shall have reimbursed Infusion for all expenses for which Infusion shall be reimbursed pursuant to Section 5.

          7.4 The representations and warranties of Premier herein shall be true and correct at and as of such date(s), and Premier shall have performed and complied with all covenants and conditions contained herein which are required to be performed or complied with at or before such date(s).

          7.5 All conditions set forth in the First Stock Purchase Agreement and the Second Stock Purchase Agreement shall have been satisfied or waived as of such date(s).

     8.   Confidentiality
          ---------------

          8.1 Infusion acknowledges that it has and throughout the Term will continue to have a relationship of trust and confidence with Premier. Based on such relationship, Infusion has and throughout the Term will continue to be given access to Confidential Information (as hereinafter defined). Infusion may disclose Confidential Information only to its managers, officers, employees and counsel to the extent they need to know such information for the purpose of providing the services required by this Agreement. Infusion and its managers, officers, employees and counsel shall maintain in strict confidence, protect and safeguard the Confidential Information, and, except as expressly provided in the preceding sentence, shall not, directly or indirectly, (a) disclose, reveal or make available to any third party any Confidential Information, (b) assist or enable any third party to access or use any Confidential Information or (c) use or exploit any Confidential Information for any purpose whatsoever. Notwithstanding anything in this Section 8, Infusion or any of its managers, officers, employees or counsel may disclose Confidential Information to the extent (and only to the extent) required by applicable law (including by request for information or documents through legal proceedings, subpoena, governmental investigation or any similar process) without liability hereunder, but only if prior to making such disclosure Premier has been given written notice of such required disclosure and a reasonable opportunity to seek a protective order or other appropriate assurance that confidential treatment will be accorded and Infusion has given all reasonable cooperation with Premier's efforts to preserve the confidentiality of the Confidential Information, provided that any out-of-pocket expenses that Infusion would incur in complying with this Section 8 shall be paid by Premier.

          8.2 "Confidential Information" means any information, data or facts concerning the business, operations, finances, assets, affairs or prospects of Premier or any of its portfolio companies, including all information relating to: (a) performance of its business, whether historic, current or prospective (including information contained in financial statements, tax returns, financial projections, budgets, business plans and other financial, managerial, tax and accounting plans, statements or reports); (b) customers, prospective customers, suppliers or vendors (in each case, including names, addresses, persons to contact, type and quantity of products bought or sold, specifications and preferences, credit information, financial arrangements and other dealings); (c) employees, consultants, contractors or other personnel or service providers, whether employed or independent (in each case, including names, addresses, compensation, benefits, other financial arrangements, extent of services, nature of relationship, policies, practices and dealings); (d) investors, prospective investors, lenders, guarantors, sureties, lessors, lessees, licensors, licensees and business contacts; (d) proprietary technology, formulae, methods of production, processes, procedures, techniques, know-how, research and development efforts or results (whether abandoned, in progress or completed); (e) products, services, packaging, pricing, marketing or business practices or policies; (f) type, quantity, condition or value of assets, tangible or intangible (including computer software, systems and intellectual property); (g) prospective investments, acquisitions, financings and other transactions outside the ordinary course of Premier's business; or (h) trade secrets or any other information which Premier wishes to keep confidential; provided, however, "Confidential Information" will cease to include information after it (i) becomes available to the public (other than as a result of a breach hereof or other wrongful conduct by Infusion), (ii) becomes available to Infusion on a nonconfidential basis from a third party that is not in breach of a duty (contractual, fiduciary or otherwise) to maintain the confidentiality of such information or (iii) is independently developed by Infusion without any use whatsoever of Confidential Information.

     9. Other Engagements. Nothing in this Agreement shall restrict or limit Infusion's acceptance of other engagements or performance of services for any third parties, including competitors of Premier, subject at all times to Infusion's obligations under Section 8. If Infusion believes that any task it is required to perform for a third party is in conflict with the best interests of Premier, Infusion shall disclose such conflict to Premier and, if requested by Premier, shall terminate Infusion's engagement with either Premier or the third party, as Infusion may choose. Premier acknowledges that Infusion serves as investment advisor and consultant to Equisition Capital, LLC ("Equisition"), a private equity fund which will be the First Investor, and to other parties affiliated with Infusion, which (including Equisition) may be the Second Investor. Premier also acknowledges that the sole member of Infusion owns membership interest in Equisition and has voting control of Equisition. Premier knowingly and intelligently waives all conflicts of interest arising out of such relationships.

     10. Independent Contractor Status. The relationship of Infusion to Premier is and shall remain solely that of an independent contractor. Infusion shall not be considered for any purpose, and shall not represent itself as being, a member, manager, officer, employee, partner, joint venturer, agent or representative of Premier. Infusion's authority to act for Premier shall be limited strictly to such authority as may be granted to Infusion in writing from time to time by the Board of Directors and/or senior management of Premier, and Infusion shall have no authority, and shall not represent itself as having authority, to enter into contracts for or otherwise bind Premier or to take any other action beyond what is expressly permitted pursuant to this Agreement.

     11. Public Announcements. Following the closing of any financing or other transaction involving Premier, Infusion shall have the right to place advertisements or make other public announcements in financial and other newspapers, journals and periodicals, at Infusion's own expense, describing Infusion's services to Premier hereunder, provided that Infusion has provided a copy of any such advertisement or announcement to Premier prior to publication thereof and Premier has consented to such advertisement or announcement, with such consent not to be unreasonably withheld, delayed or conditioned. Infusion specifically acknowledges that Premier may withhold its consent to any publication that would constitute or result in the breach of a confidentiality, non-disclosure or other agreement between Premier and an unrelated third party.

     12. Termination by Infusion. Infusion may terminate this Agreement at any time, by giving written notice setting forth the effective date of termination (which may be immediate), after any of the following: (i) Premier's failure to pay completely and timely the compensation due to Infusion pursuant to Section 4 or expenses due pursuant to Section 5, which failure either remains uncured for thirty (30) days after written notice or is the third such failure to pay completely and timely; (ii) a material misrepresentation by Premier in Section 6; (iii) a material breach of a warranty or covenant made by Premier in or pursuant to this Agreement; (iv) the indictment of Premier or any of its Directors or officers for a crime involving moral turpitude; or (v) the failure to satisfy any of the conditions set forth in the First Stock Purchase Agreement or the Second Stock Purchase Agreement in accordance with their terms.

     13. Termination by Premier. Premier may terminate the Term at any time, by giving written notice setting forth the effective date of termination (which may be immediate), after: (i) a material misrepresentation by Infusion in or pursuant to this Agreement; (ii) a material breach of a warranty or covenant made by Infusion in or pursuant to this Agreement; (iii) conduct on the part of Infusion intended to, or reasonably expected to, cause material damage to the business, assets, operations, condition, affairs or prospects of Premier; (iv) the indictment of Infusion or any of its managers or officers for a crime involving moral turpitude, whether relating to Infusion's engagement hereunder or otherwise; or (v) Infusion's repeated failure to render advice requested by Premier within the scope of Infusion's duties as set forth in Section 3, which failure persists after written notice to Infusion.

     14. Effect of Termination. Upon termination of the Term for any reason, Premier shall pay Infusion the compensation owed pursuant to
Section 4 and expense reimbursements owed pursuant to Section 5 through the effective date of termination. Sections 6, 8, 15 - 30 and this Section 14 shall survive the termination of the Term for any reason whatsoever and remain in full force and effect indefinitely.

     15.  Indemnification of Premier
          --------------------------

          15.1 Infusion agrees to indemnify, defend and hold harmless Premier and its members, managers, officers and employees from and against any and all Losses arising in connection with (i) a material breach by Infusion of this Agreement or (ii) any other act or omission of Infusion and its members, managers, officers and employees which has a material adverse effect on Premier, subject to Section 15.2. "Losses" means all losses, claims, suits, actions, liabilities, obligations, expenses (including court costs, amounts paid in settlement, judgments, and counsel fees and other expenses incurred in connection with investigating, preparing, pursuing or defending any claim giving rise to a right of indemnification under this Agreement) and damages of any kind. In all cases, Losses shall be calculated on a net after-tax basis, accounting for the tax effects of the Losses incurred and the indemnification payments to be received, and shall take into account any insurance proceeds receivable in connection with the Losses.

          15.2 Notwithstanding anything in this Agreement to the contrary, the aggregate liability of Infusion to Premier or any of its members, managers, officers or employees for acts and omissions, whether in breach of this Agreement or otherwise relating to Infusion's performance of services for Premier pursuant to this Agreement, shall not exceed the aggregate amount of compensation actually received by Infusion pursuant to
Section 4; provided, however, such limitation shall not apply to Losses directly resulting from Infusion's intentionally wrongful conduct.

     16. Indemnification of Infusion. Premier agrees to indemnify, defend and hold harmless Infusion and its members, managers, officers and employees from and against any and all Losses arising in connection with any misrepresentation, breach of warranty or breach of covenant by Premier in this Agreement.

     17. Third Party Claims. Promptly (and in any event within five business days) after receipt of actual notice that a third party is commencing a lawsuit, arbitration or other action (a "Third Party Action") against a party hereto (the "Indemnified Party") based on allegations which, if proven, would entitle the Indemnified Party to indemnification pursuant to Section 15 or 16 of this Agreement, the Indemnified Party shall give written notice of the pending or threatened Third Party Action to the party that would be obligated to provide such indemnification (the "Indemnifying Party"). Delay in notifying the Indemnifying Party shall relieve the Indemnifying Party from liability only to the extent the Indemnifying Party shall have been materially prejudiced by such delay. As a condition to its right to indemnification hereunder, the Indemnified Party shall give the Indemnifying Party the right (without prejudice to the right of the Indemnifying Party to contest its obligation to indemnify the Indemnified Party with respect to any claims made in the Third Party Action) to assume control of the defense of the Third Party Action, including through the selection and engagement of counsel reasonably satisfactory to the Indemnified Party. The party hereto not in control of the defense of a Third Party Action shall have the right to participate in the Third Party Action through its own separate counsel at such party's own expense; except, however, even if the Indemnifying Party assumes the defense of a Third Party Action, the Indemnifying Party shall be liable for the fees and expenses of the Indemnified Party's separate counsel if the Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Party which may conflict with or be inconsistent with those available to the Indemnifying Party. No party shall be liable for or bound by any settlement of an action effected without such party's written consent, which shall not be unreasonably withheld, delayed or conditioned. In addition, neither party will settle, compromise or consent to the entry of a judgment in or otherwise seek to terminate any pending or threatened action in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of the Indemnified Party from all claims arising out of such action.

     18. Rights and Remedies. Except as otherwise expressly provided herein, the rights and remedies of the parties under this Agreement (including the right to terminate this Agreement and the right to indemnification) shall be cumulative with and in addition to, not exclusive or in replacement of, any other rights or remedies that may be available under any other agreement between the parties, at law or in equity.

     19. Forum Selection for Disputes. Each of the parties to this Agreement hereby submits to the exclusive, personal jurisdiction of either the Federal District Court for the Eastern District of Pennsylvania or the Court of Common Pleas of Philadelphia County, Pennsylvania for all claims, disputes or controversies involving the parties hereto and relating to this Agreement; provided, however, nothing herein shall prevent a party hereto from asserting a claim for indemnification or any other claim hereunder against the other party hereto in connection with a Third Party Action in the same jurisdiction where a Third Party Action has been brought. Each party hereby knowingly, intelligently and voluntarily waives its right to contest the jurisdiction or venue of either such court, whether on the grounds of inconvenience or otherwise, and each party hereto knowingly, intelligently and voluntarily waives its right to initiate a suit or action against the other party in any other court or forum, except as expressly provided in Section 17.

     20. Waiver of Jury Trial. IRREVOCABLY AND UNCONDITIONALLY, EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTELLIGENTLY AND VOLUNTARILY WAIVES ITS RIGHTS TO DEMAND TRIAL BY JURY IN ANY LITIGATION, SUIT OR OTHER ACTION BROUGHT UNDER OR IN CONNECTION WITH THIS AGREEMENT OR UNDER ANY OTHER AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED PURSUANT TO, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY PROVISION OF ANY OF THE FOREGOING OR ANY OTHER MATTERS INVOLVING BOTH OF THE PARTIES HERETO.

     21. Notices and Other Communications. Any notice, consent, demand or other communication required or permitted under this Agreement shall be made in writing and shall be deemed to have been duly given if (a) sent by personal delivery or facsimile, telecopier or similar transmission (and shall be deemed given upon confirmation of receipt), (b) mailed by first class registered or certified mail, return receipt requested, postage prepaid (and shall be deemed delivered three (3) days after the date received for delivery by the United States Postal Service, whether or not accepted by the addressee) or (c) sent by nationally recognized next-day delivery courier that guaranties delivery within twenty-four (24) hours, charges prepaid (and shall be deemed delivered one business day after delivery to said courier), addressed to the parties hereto at their respective addresses set forth under their names on the signature pages hereto, marked in each case to the attention of the President of the recipient; however, each party may change the person to be notified on its behalf or the address of such person from time to time by giving notice of such change at least ten (10) days in advance.

     22. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties, oral or written, express or implied, in connection therewith.

     23. Amendments and Waivers. Any provision of this Agreement may be amended or modified, in whole or in part, and the compliance with any provision of this Agreement may be waived only with the written consent of
(a) both parties hereto, in the case of an amendment or modification and
(b) the party waiving compliance with a provision, in the case of a waiver.

     24. No Waiver. No waiver by any party hereto of any condition, or the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed as a further or continuing waiver of any such condition or breach or waiver of any other condition.

     25. Severability. If any provision (or any part of any provision) of this Agreement shall for any reason be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not invalidate, impair or affect the remainder of this Agreement, which shall continue in full force and effect. If such invalid, illegal or unenforceable provision would be valid, legal and enforceable if modified in scope, duration or otherwise, such provision shall be deemed modified to the minimum extent necessary to render the same valid, legal and enforceable.

     26. Governing Law. This Agreement, its interpretation, performance and enforcement, and the rights and remedies of the parties hereto, shall be governed and construed by and in accordance with the laws of the Commonwealth of Pennsylvania, without regard to principles of conflict of laws.

     27. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, successors and permitted assigns. Either party may assign its rights and obligations under this Agreement (a) as part of a merger, consolidation or other transaction effecting an assignment by operation of law or (b) as part of a sale or transfer of substantially all of its assets, including its business and goodwill, in which case the successor entity shall confirm in writing at the time of such sale or transfer that such successor remains bound by this Agreement. Except as provided in the preceding sentence, neither party may assign any of its rights or obligations under this Agreement without the prior written consent of the other party, in such other party's sole discretion.

     28. No Third Party Rights. This Agreement is not intended to, and it shall not, provide any rights whatsoever to any third party, and no third party shall have any right to assert a claim under or enforce this Agreement against any party hereto. The services rendered by Infusion to Premier are intended for the sole benefit of Premier. Accordingly, unless otherwise expressly agreed in writing by Infusion, no one other than Premier is authorized to rely upon any statement, opinion or advice of Infusion, and no statement, opinion or advice of Infusion shall be reproduced, disseminated, quoted or referred to at any time in any manner or otherwise used for any purpose, other than as contemplated by this Agreement.

     29. Construction. The masculine form, wherever used herein, shall be construed to include the feminine and the neuter, and vice versa, where appropriate. The singular form, wherever used herein, shall be construed to include the plural, and vice versa, where appropriate. The term "include" (and correlative terms, such as "includes" and "including") shall not be construed as a term of limitation in any context but shall be construed as if followed by the words "without limitation." All references in this Agreement to a "Section" shall be to the applicable section of this Agreement, unless otherwise specially provided. The captions of Sections are for the convenience of the parties only; they form no part of this Agreement and shall not affect its interpretation.

     30. Determining Days. In computing the number of days for purposes hereof, all days shall be counted, including Saturdays, Sundays and legal holidays in the Commonwealth of Pennsylvania (unless only business days are specified); provided, however, that if the final day of any time period falls on a Saturday, Sunday or legal holiday, the final day shall be deemed to be the following day which is not a Saturday, Sunday or holiday. A "business day" shall mean any day which is not a Saturday, Sunday or legal holiday in the Commonwealth of Pennsylvania.

     31. Counterparts. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. The transmission of a signature by telecopier will be treated as delivery of an executed original.

     32. Preemptive Rights. Premier hereby grants to Infusion the right to purchase all New Securities (defined below) which Premier may propose, during the Term and any renewal of this Agreement, to sell or issue, subject to and in accordance with the following provisions:

          32.1 In the event that Premier proposes to undertake an issuance of New Securities, Premier shall give Infusion an Offer Notice (defined below), which shall constitute an offer by Premier to Infusion to purchase the New Securities as provided in this Section 32. Infusion shall have the right, exercisable by giving an Acceptance (defined below) to Premier within fifteen (15) days following the date of receipt of such Offer Notice, to purchase the New Securities at the price and upon the terms specified in the Offer Notice. Infusion shall be obligated to purchase the quantity of New Securities stated in its Acceptance and to close such purchase within 90 days from the date of such Acceptance.

          32.2 In the event that the quantity of New Securities proposed to be sold by Premier exceeds the aggregate quantity of New Securities for which Infusion has given Acceptance, within 90 days thereafter Premier may sell (or enter into an agreement pursuant to which the sale of the New Securities covered thereby shall be closed, if at all, within 90 days from the date of said agreement (a "Sale Agreement")) those New Securities for which Infusion's preemptive rights were not exercised in accordance with
Section 32.1, at a price and upon terms no more favorable in any respect to a purchaser thereof than specified in the Offer Notice. In the event that Premier has not sold (or entered into a Sale Agreement covering) all of the New Securities within said 90-day period (or sold and issued the New Securities to be sold pursuant to the Sale Agreement within 90 days from the date thereof), Premier shall not issue or sell any New Securities without first offering such securities to Infusion in the manner required hereby.

          32.3 Infusion may assign its preemptive rights to any one or more persons or entities or arrange for the exercise or purchase of New Securities through the exercise of these preemptive rights by any one or more other persons or entities.

          32.4 For purposes hereof:

               (i) "Acceptance" means a written notice by Infusion to Premier stating that Infusion is exercising its preemptive rights hereunder and specifying the quantity of New Securities which Infusion desires to purchase.

               (ii) "New Securities" means any Common Stock or Preferred Stock of Premier, whether now or hereafter authorized, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever which are, or may become, convertible into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include (i) the securities issuable with respect to or upon conversion of the Convertible Preferred Stock or upon exercise of warrants to be issued pursuant to this Agreement, the First Stock Purchase Agreement or the Second Stock Purchase Agreement or upon exercise of options and warrants issued and outstanding as of the date of this Agreement; (2) securities issuable upon conversion or exercise of New Securities which were offered to Infusion in accordance with this Agreement; or (3) shares issued in connection with any stock split, stock dividend or recapitalization of Premier.








                         [intentionally left blank]


               (iii) "Offer Notice" means a written notice given by Premier stating its intention to sell New Securities, describing the type of securities, the price, the proposed recipients (to the extent known), and the terms of sale and providing all other information which Infusion would reasonably consider material to its decision whether or not to exercise its preemptive rights.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first written above.

                              PREMIER CONCEPTS, INC.


                              By:
                                 --------------------------------------
                                 Sissel B. Greenberg, President and CEO

                              Address for Notices:
                              3033 S. Parker Road, Suite 120
                              Aurora, CO 80014
                              Facsimile: (303) 338-5780


                              INFUSION CAPITAL PARTNERS, L.L.C.


                              By:
                                 -------------------------------------
                                 David M. M. Taffet, President

                              Address for Notices:
                              1601 Market Street, Suite 2450
                              Philadelphia, PA 19103
                              Facsimile: 215-988-9055

                                  Exhibit A
                                 ----------

                          Form of Infusion Warrant
                          ------------------------

                         See attached        pages.
                                     -------